Exhibit 99.1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Press Release

For immediate release

Aeterna Zentaris Announces “At-the-Market” Issuance Program

Quebec City, Canada, January 23, 2012 – Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”), a late-stage drug development company specialized in oncology and endocrine therapy, announced today that, pursuant to its existing “At-the-Market” (“ATM”) Sales Agreement, dated June 29, 2011, with MLV & Co. LLC (“MLV”), formerly McNicoll, Lewis & Vlak LLC, the Company is commencing a new ATM issuance program under which it may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 10,400,000 of its common shares through ATM issuances on the NASDAQ Stock Market up to an aggregate amount of US$16.0 million. MLV will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of the sale of common shares, and, as a result, prices may vary.

In connection with the commencement of this ATM issuance program, the Company has filed a prospectus supplement dated January 23, 2012 to its U.S. shelf prospectus, dated July 15, 2010, forming part of its U.S. registration statement on Form F-10 with the United States Securities and Exchange Commission (“SEC”) as well as a prospectus supplement to its Canadian final base shelf prospectus dated July 15, 2010.

The U.S. shelf prospectus and the supplement thereto have been filed with the SEC on the SEC’s website (www.sec.gov) and the Canadian final base shelf prospectus and the supplement thereto have been filed on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, MLV will provide copies of the U.S. documents upon request by contacting MLV & Co. LLC, Attention: Randy Billhardt, 1251 Avenue of the Americas, 41st Floor, New York, NY 10020, or by calling 212-580-5881, while copies of the Canadian documents may be obtained by contacting the Company’s Investor Relations department directly by calling (418) 652-8525, ext. 265.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares, nor shall there be any sale of the common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a late-stage oncology drug development company currently investigating potential treatments for various cancers including colorectal, multiple myeloma, endometrial, ovarian, prostate and bladder cancer. The Company’s innovative approach of “personalized medicine” means tailoring treatments to a patient’s specific condition and to unmet medical needs. Aeterna Zentaris’ deep pipeline is drawn from its proprietary discovery unit providing the Company with constant and long-term access to state-of-the-art therapeutic options. For more information please visit www.aezsinc.com

Contacts

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Chad Rubin

Vice President

The Trout Group LLC

(646) 378-2947

crubin@troutgroup.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

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